UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Post Holdings Partnering Corporation

(Name of Issuer)

Series A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

G737465104

(CUSIP Number)

Robert V. Vitale

President and Chief Investment Officer

2503 S. Hanley Road

St. Louis, Missouri 63144

(314) 644-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2021 (June 1, 2021)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G737465104	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PHPC Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 13,715,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 13,715,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,715,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G737465104	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Post Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 13,715,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 13,715,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,715,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. G737465104	SCHEDULE 13D	Page 4 of 10

Item 1. Security and Issuer.

This Schedule 13D relates to the Series A common stock, par value $0.0001 per share (the “Series A Common Stock”) of Post Holdings Partnering Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2503 S. Hanley Road, St. Louis, Missouri 63144.

Item 2. Identity and Background.

(a), (c), (f)

This Statement is being filed by each of the following persons (collectively, the “Reporting Persons”):

i.	PHPC Sponsor, LLC, a Delaware limited liability company (the “Sponsor”); and

ii.	Post Holdings, Inc., a Missouri corporation (“Post Holdings”).

This Statement relates to (i) shares of Series A Common Stock underlying Units (as defined below) purchased in the Issuer’s initial public offering (the “IPO”), (ii) shares of Series A Common Stock issuable in respect of shares of Series F common stock, par value $0.0001 per share (the “Series F Common Stock”) of the Issuer, as a result of the automatic conversion of such shares of Series F Common Stock into shares of Series B common stock, par value $0.0001 per share (the “Series B Common Stock”) of the Issuer, at the time of the Issuer’s partnering transaction, or earlier at the option of the holder, which shares of Series B Common Stock are convertible into shares of Series A Common Stock at the option of the holder prior to and following the consummation of the partnering transaction, and (iii) shares of Series A Common Stock included in Private Placement Units (as defined below) purchased in the Issuer’s IPO (collectively, the “Shares”).

Post Holdings is the sole member of the Sponsor, which directly holds the reported securities. Post Holdings controls the Sponsor, and as such has voting and investment discretion with respect to the securities held by the Sponsor.

(b) The address of the principal business offices of the Reporting Persons is 2503 S. Hanley Road, St. Louis, Missouri 63144.

(d) (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Sponsor acquired the Founder Shares (as defined below), and the Private Placement Units, in exchange for a capital contribution of $25,000 and $10,900,000, respectively. The Sponsor expended $40,000,000 to acquire 4,000,000 Units in the IPO. The funds for acquisitions reported in this Item 3 were derived from funds provided by affiliates of the Sponsor.

Item 4. Purpose of Transaction.

Founder Shares

In connection with the organization of the Issuer, the Sponsor purchased 11,500,000 shares of Series F Common Stock (the “Founder Shares”) for an aggregate amount of $25,000, pursuant to a Securities Subscription

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Agreement, dated January 27, 2021, between the Sponsor and the Issuer (as amended, the “Securities Subscription Agreement”), and on April 8, 2021, the Sponsor surrendered 2,875,000 Founder Shares to the Issuer for no consideration resulting in an aggregate of 8,625,000 shares of Series F Common Stock outstanding, as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. As described in the Issuer’s registration statement on Form S-1 (File No. 333-252910) under the heading “Description of Securities—Founder Shares,” the shares of Series F Common Stock will automatically convert into shares of Series B Common Stock at the time of the Issuer’s partnering transaction, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date. Prior to and following the consummation of the partnering transaction, at the option of the holder, shares of Series B Common Stock are convertible into shares of Series A Common Stock.

Units

On May 25, 2021, in connection with the Issuer’s IPO, the Sponsor acquired 4,000,000 units (the “Units”) of the Issuer at $10.00 per Unit. Each Unit consists of one share of Series A Common Stock and one-third of one warrant, each whole warrant entitling the holder to purchase one share of Series A Common Stock at $11.50 per share (as described more fully in the Issuer’s Final Prospectus, dated May 25, 2021). The warrants included in the Units will become exercisable on the later of 30 days after the completion of the Issuer’s partnering transaction or 12 months from the closing of the Issuer’s IPO. The warrants included in the Units will expire five years after the completion of the Issuer’s partnering transaction or earlier upon redemption or liquidation.

Private Placement Units

On May 25, 2021, in connection with the Issuer’s IPO, pursuant to the Private Placement Units Purchase Agreement, dated May 25, 2021, by and between the Issuer and the Sponsor (the “Private Placement Units Purchase Agreement”), the Sponsor acquired 1,000,000 units at a purchase price of $10.00 per unit (the “Private Placement Units”). On June 1, 2021, in connection with the underwriters’ full exercise of their over-allotment option, the Sponsor acquired an additional 90,000 Private Placement Units, and holds, collectively, an aggregate number of 1,090,000 Private Placement Units. Each Private Placement Unit will consist of one share of Series A Common Stock and one-third of one warrant (the “Private Placement Warrants”).

Each whole Private Placement Warrant is exercisable for one share of Series A Common Stock at a price of $11.50 per share. The Private Placement Warrants are identical to the warrants included in the Units sold in the Issuer’s IPO, except that such Private Placement Warrants (i) may be exercised for cash or on a cashless basis, (ii) are not subject to being called for redemption (except in certain circumstances when the warrants included in the Units are called for redemption and a certain price per share of Series A Common Stock threshold is met) and (iii) subject to certain limited exceptions, will be subject to transfer restrictions until 30 days following the consummation of the Issuer’s partnering transaction. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Issuer in all redemption scenarios and exercisable by holders on the same basis as the warrants. The summary of such Private Placement Units Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Item 5. Interest in Securities of the Issuer.

(a), (b)

The aggregate number and percentage of shares of Series A Common Stock beneficially owned by the Reporting Persons on the basis of a total of 35,590,000 shares of Series A Common Stock outstanding and 8,625,000 shares of Series F Common Stock outstanding is set forth in boxes 11 and 13 of the second part of the

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cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. Shares reported as beneficially owned herein include (i) 4,000,000 shares of Series A Common Stock underlying Units purchased by the Reporting Persons in the IPO, (ii) 1,090,000 shares of Series A Common Stock underlying the Private Placement Units purchased by the Reporting Persons in connection with the IPO and (iii) 8,625,000 shares of Series A Common Stock issuable upon conversion of the Series B Common Stock, which shares of Series B Common Stock are automatically issued upon conversion of the Series F Common Stock at the time of the partnering transaction, but do not include shares of Series A Common Stock acquirable upon the exercise of the warrants or the Private Placement Warrants, each of which are not exercisable until the later of 30 days after the completion of the Issuer’s partnering transaction or 12 months from the closing of the Issuer’s IPO.

The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c) Except as set forth in Item 4 and Item 6 of this Schedule 13D, none of the Reporting Persons beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons other than the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated by reference into Item 6 of this Schedule 13D.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Securities Subscription Agreement between the Issuer and the Sponsor

In connection with the organization of the Issuer, 11,500,000 shares of Series F Common Stock were purchased by the Sponsor for an aggregate amount of $25,000, pursuant to the Securities Subscription Agreement, as amended. Subsequently, the Sponsor surrendered 2,875,000 shares of Series F Common Stock for no consideration resulting in an aggregate of 8,625,000 shares of Series F Common Stock outstanding.

The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Investor Rights Agreement

On May 28, 2021, in connection with the Issuer’s IPO, the Issuer, the Sponsor and Post Holdings entered into an investor rights agreement (the “Investor Rights Agreement”), pursuant to which the Sponsor is entitled to request that the Issuer register certain of its securities held by the Sponsor for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”). In addition, the Sponsor has the right to include its securities in other registration statements filed by the Issuer. In addition, upon consummation of the Issuer’s partnering transaction, the Sponsor has the right to nominate three individuals for election to the Issuer’s board of directors.

CUSIP No. G737465104	SCHEDULE 13D	Page 7 of 10

The description of the Investor Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Insider Letter

On May 25, 2021, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor and each of the Issuer’s directors and executive officers. Pursuant to the Letter Agreement, the Sponsor has agreed that if the Issuer seeks stockholder approval of a proposed partnering transaction it will vote all shares held by it in favor of such proposed partnering transaction.

Pursuant to the Letter Agreement, the Sponsor has agreed not to transfer any Founder Shares (or shares of common stock issuable upon conversion thereof) until one year after the completion of the Issuer’s partnering transaction or earlier if, subsequent to such partnering transaction, (x) the last sale price of the Series A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s partnering transaction or (y) the Issuer consummates a subsequent liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Series A Common Stock for cash, securities or other property. Notwithstanding the foregoing, the Letter Agreement provides exceptions pursuant to which the Sponsor can transfer such shares to certain permitted transferees as further described in the Letter Agreement. Under the Letter Agreement, neither the Private Placement Warrants nor the shares underlying such Private Placement Warrants may be transferred (except to certain permitted transferees) until 30 days after the consummation of a partnering transaction.

Under the Letter Agreement, the Sponsor also agreed that it will not propose any amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer’s obligation to redeem the shares of Series A Common Stock underlying the Units sold in the Issuer’s IPO if the Issuer does not complete a partnering transaction within 24 months from the closing of its IPO (or 27 months from the closing of its IPO if the Issuer has executed a letter of intent, agreement in principle or definitive agreement for a partnering transaction within 24 months from the closing of its IPO) unless the Issuer provides its public stockholders with the opportunity to redeem their shares of Series A Common Stock upon approval of any such amendment.

Under the Letter Agreement, the Sponsor agreed to waive, with respect to any shares of the Series A Common Stock held by it, any redemption rights it may have in connection with the consummation of a partnering transaction, including, without limitation, any such rights available in the context of a stockholder vote to approve such partnering transaction or in the context of a tender offer made by the Issuer to purchase shares of the Series A Common Stock.

The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Letter Agreement), it will indemnify and hold harmless the Issuer against any and all loss, liability, claim, damage and expense whatsoever to which the Issuer may become subject as a result of any claim by any third party for services rendered or products sold to the Issuer, or by any prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a partnering transaction, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below (i) $10.00 per share of Series A Common Stock or (ii) such lesser amount per share of Series A Common Stock held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes; provided that such indemnity shall not apply if such third party or prospective target business executes an agreement waiving any claims against the Trust Account.

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The Letter Agreement also provides for the forfeiture of certain of the Founder Shares depending on the extent to which the underwriters exercise the over-allotment option in the IPO. The underwriters have exercised the over-allotment option in full, so no Founder Shares will be forfeited.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Forward Purchase Agreement

On May 28, 2021, in connection with the Issuer’s IPO, the Issuer and the Sponsor entered into a forward purchase agreement (the “Forward Purchase Agreement”), providing for the purchase of up to 10,000,000 units of the Issuer (the “Forward Purchase Units”), subject to the terms and conditions of the Forward Purchase Agreement, with each Forward Purchase Unit consisting of one share of Series B Common Stock and one-third of one warrant to purchase one share of Series A Common Stock, for a purchase price of $10.00 per Forward Purchase Unit, in an aggregate amount of up to $100,000,000, in a private placement to occur concurrently with the closing of the Issuer’s partnering transaction.

The description of the Forward Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

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Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibits

1	Joint Filing Agreement, dated June 3, 2021.

2	Securities Subscription Agreement, dated January 27, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to Amendment No. 2 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 18, 2021).

3	Surrender of Shares and Amendment No. 1 to the Securities Subscription Agreement, dated April 8, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.10 to Amendment No. 4 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on April 9, 2021).

4	Private Placement Units Purchase Agreement, dated May 25, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 1, 2021).

5	Investor Rights Agreement, dated May 28, 2021, by and among the Issuer, the Sponsor and Post Holdings (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 1, 2021).

5	Letter Agreement, dated May 25, 2021, among the Issuer, each of its executive officers and directors and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 1, 2021).

7	Forward Purchase Agreement, dated May 28, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 1, 2021).

CUSIP No. G737465104	SCHEDULE 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2021

PHPC SPONSOR, LLC

By:	/s/ Robert V. Vitale
Name: Robert V. Vitale
Title: President

POST HOLDINGS, INC.

By:	/s/ Diedre J. Gray
Name: Diedre J. Gray
Title: EVP, General Counsel and CAO, Secretary